

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 6010

November 7, 2007

VIA U.S. MAIL and FACSIMILE

Akio Ariura
ADML, Inc.
Chief Financial Officer
2492 Walnut Avenue, Suite 100
Tustin, California 92780

> **RE: AMDL, Inc.**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 16, 2007**
> **Form 10-QSB for the fiscal quarter ended June 30, 2007**
> **Form 8-K dated September 27, 2006**
> **File No. 001-16695**

Dear Mr. Ariura:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2006

Item 6. Management's Discussion and Analysis or Plan of Operation, page 21

Critical Accounting Policies, page 23

Valuation of Intangible Assets, page 23

1.   Please tell us how you determined the intellectual property acquired from Dr.
        Lung Ji Chang was not impaired at December 31, 2006. Please clarify how you
        evaluated whether indicators of impairment as defined by SFAS 144 existed.
        Describe how you performed the impairment analysis, including how you
        determined estimated future cash flows and indicate all significant assumptions
        used with management's basis for these assumptions.

Results of Operations, page 26

2.   Please revise future filings to quantify the impact of the sales prohibition of
        Yuxingcao and the delay of approval of the application of GMP license for
        manufacturing large infection fluid.

Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-7

3.   We see from page 21 that distributors of JJB's products have the right to return
        unsold product. In your response, please explain how you meet the criteria of
        paragraph 6 of SFAS 48 to recognize revenue from the sales transaction at time of
        sale. In addition, tell us and disclose in future filings your accounting for sales
        discounts.

Note 2. Acquisition of Jade Pharmaceutical, Inc., page F-16

4.   We see that you recorded the fair value of the common stock issued in connection
        with the acquisition of JPI at $3.00 per share. Please tell us how you considered
        paragraph 22 of SFAS 141 which states that the market price for a reasonable
        period before and after the date that the terms of the acquisition are agreed to and
        announced shall be considered in determining the fair value of securities issued.

5.   Please tell us how you considered whether any of the purchase price should be
        allocated to license agreements. We see from page three that YYB and JJB have

over 130 licenses to produce pharmaceuticals in China. Reference paragraph A14(d) of SFAS 141.

6.   Please tell us how you considered whether there should be a fair value adjustment to the property and equipment of JPI. Note that paragraph 37(c) states that the value assigned to plant and equipment should be at the current replacement cost for similar capacity.

7.   It appears from the disclosure in the footnotes to the pro forma condensed combined financial statements included in the Form 8-K dated September 27, 2007 that you calculated the excess purchase consideration as the difference between the purchase consideration and the JPI net assets acquired. Then, you allocated that excess purchase consideration to intangible assets. Please note that under SFAS 141, you should first allocate the cost of an acquired entity to assets acquired and liabilities assumed (including intangible assets), except goodwill in accordance with paragraphs 36 and 37 of SFAS 141. Any excess of the cost of an entity over the net of amounts assigned to assets acquired and liabilities.   Please tell us how your accounting complies with SFAS 141.

8.   We note the disclosure on page F-17 that the fair values assigned to identifiable intangible assets acquired were based on an appraisal performed by an independent third party. While in future filings management may elect to take full responsibility for valuing the intangible assets, if you choose to continue to refer to the expert in any capacity, please revise future filings, beginning with your next 10-Q, to name the independent valuation firm. In addition, please note that if you intend to incorporate your Form 10-K by reference into any registration statement, you will be required to include the consent of the independent valuation firm as an exhibit to the registration statement.

Note 6 – Other Assets, page F-19

9.   Please tell us and disclose in future filings the nature of prepayments other assets and clarify the accounting treatment for these assets.

Note 7. Income Taxes, page F-19

10.   We see that JJB has been granted a 100% waiver on corporate income taxes in China for years 2006 and 2007. In future filings please disclose (1) the aggregate dollar and per share effects of the tax holiday and (2) briefly describe the factual circumstances including the date on which the special tax status will terminate. Refer to SAB Topic 11C.

Note 12. Stockholders' Equity, page F-27

11.   We reference the issuances of common stock for financial advisory and other services. Please tell us how you have applied Issue 1 of EITF 96-18 in determining the measurement date for the fair value of the equity instruments issued during 2005 and 2006.

Item 8A. Controls and Procedures, page 31

12.   We note your disclosure that management has concluded that disclosure controls and procedures are effective "and designed to ensure that material information relating to the Company would be made known to them by others." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e). Please apply this guidance to future filings.

13.   In future filings, please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has <u>materially affected</u>, or that is reasonably likely to <u>materially affect</u>, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.

Form 10-QSB for the fiscal quarter ended June 30, 2007

Note 2. Organization and Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 10

14.   We see that in July 2007 you began direct distribution of pharmaceutical products through Jade Healthy Supermarkets, which are operated by independent third parties. Please tell us the basis in GAAP for your revenue recognition policy for the one-time, non-refundable fee from the operators of the retail stores at the inception of the arrangements. In that regard, please further explain how you considered whether such fees should be deferred and recognized over the lives of the arrangements; and, describe how your policy considers the guidance from SAB Topic 13-A3(f). Please note that you should not analogize guidance in

SFAS 45 to agreements that do not satisfy all the criteria of a franchise agreement specified in paragraph 26 of that statement.

Form 8-K dated September 27, 2006

Exhibit 99.1

15.   We see that you have provided the financial statements for JPI as of June 30, 2006 and for the three and six months ended June 30, 2006. Please tell us how you considered Item 310(c) of Regulation S-B which also requires audited financial statements for the two most recent fiscal years. It appears as though the acquisition is significant at the greater than 40% level.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief